July 2, 2012

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for Fiscal Year Ended February 26, 2011
Filed April 21, 2011
Form 10-Q for Fiscal Quarter Ended December 3, 2011
Filed January 12, 2012
File No.: 001-05418

Dear Mr. Mew:

SUPERVALU INC. (“we,” “us,” “our” or the “Company”), respectfully submits this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by e-mail on June 6, 2012, to the above-referenced filings. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

Form 10-K for Fiscal Year Ended February 26, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 19

Comparison of Fifty-two weeks ended February 26, 2011 (fiscal 2011) with Fifty-two weeks ended February 27, 2010 (fiscal 2010), page 19

Staff comment:

1.	We note your response to comment 1. Refer to your statement in your response letter where you state, “[T]he Company believes inventory valued under the replacement cost method is a reasonably accurate cost method on a first-in-first-out basis because it approximates cost as determined by other acceptable inventory methods.” Please address the following:

•

Explain to us in detail how you are using the replacement cost method to determine the cost of your inventory. Please tell us whether you are using replacement cost as a separate costing method or in conjunction with determining LIFO cost. If the former, provide us a detailed example on how you value your inventory at year end using the replacement cost method. If not, please clarify and revise your disclosures to indicate how replacement cost is being used.

Company response:

The Company uses one of either replacement cost, weighted average cost or the retail inventory approach to value certain discrete inventory items prior to the application of any last-in, first-out (“LIFO”) reserve. As of February 25, 2012, approximately 78% of the Company’s inventories were valued under the LIFO method.

The Company uses one of either cost, weighted average cost, the retail inventory approach or replacement cost to value certain discrete inventory items under the first-in, first-out method (“FIFO”). As of February 25, 2012, approximately 22% of the Company’s inventories were valued under the FIFO method.

The replacement cost approach is applied by the Company predominantly in conjunction with the LIFO cost method. As of February 25, 2012, approximately 42% or $1,038 million of the Company’s $2,492 million total inventory, prior to the application of the $342 million LIFO reserve, was determined utilizing replacement cost in conjunction with the LIFO method, and less than 4% or $91 million was valued utilizing replacement cost under the FIFO method (referred to by the Staff in its comment above as “replacement cost as a separate method”).

The replacement cost inventory valuation approach under the FIFO method is predominantly utilized in determining high turnover perishable items, including Produce, Deli, Bakery, Meat and Floral. By nature, these products are both highly perishable and subject to very high turnover resulting in a small number of days supply of inventory on hand. For example, as of February 25, 2012 the Company carried only eight days of inventory supply of Produce. Under these circumstances, the application of a replacement cost inventory valuation approach under the FIFO method is one that approximates cost as determined by other acceptable inventory methods.

To illustrate, the company has a high turnover perishable item Product A, which is received every 5 days and turns approximately every 5 days. Assuming on Day 1 the

Company has 1 unit of Product A on hand at $100.00, and on Day 1, the Company receives into store 10 units of Product A, at $100.00 per unit, sells 2 units per day and on Day 5 purchases a further 10 units at $100.05 per unit (the increase of $0.05 in 3 days would represent approximately a 6% annual inflation rate). Day 5 is also the Company’s fiscal year end. At the end of Day 5, the Company would have 11 units of Product A on hand, including 1 purchased on Day 1 and 10 purchased on Day 5. The Company would determine the value of the 11 units of Product A inventory on hand at fiscal year-end under the replacement cost utilizing the most recent invoice price of $100.05. Accordingly, in this example the carrying value on FIFO basis would be $1,100.55, which compares to actual cost of $1,100.50.

Therefore, in these circumstances, the Company believes inventory determined under the replacement cost method is a reasonably accurate cost method on a FIFO basis because it approximates cost as determined by other acceptable inventory methods. The high turnover in this small population of inventory valued under this method results in the carrying value approximating cost.

Staff comment:

•

We refer to your discussion of using replacement cost as a starting point in arriving at certain non-perishable LIFO inventory costs with 45 day turns in a conference call with the Staff on May 30, 2012. Please provide us with a detailed example that illustrates how you calculate LIFO inventory amounts.

Company response:

Under the LIFO valuation method applied by the Company, inventories are initially computed at FIFO under replacement cost, weighted average cost or retail inventory approaches to inventory valuation prior to adjusting for the calculated LIFO reserve as determined by utilizing the cumulative index described below. As of February 25, 2012, the Company had a total LIFO reserve of approximately $342 million in relation to inventory at FIFO cost of approximately $1,948 million.

In order to calculate the LIFO reserve, the Company uses the Link-Chain, Dollar-Value method. This method requires the Company to compute a cumulative price index, which represents the change in inventory cost since the base year (i.e. the beginning of the year in which LIFO was first elected) compared to the current cost of inventory. The cumulative index is then applied to the current cost of inventory to determine the value of inventory at base year costs. This computation is performed separately for each of the Company’s individual LIFO pools (the Company has 69 pools).

FIFO replacement cost is determined on a basis consistent with the manner previously described. Turnover of non-perishable inventory items tends to be slower than perishable items and days’ supply of inventory on hand are higher; however, price changes for these items also occur over relatively long cycles. For example, in certain center store categories product price changes regularly occur only once per year, or potentially even less regularly. For example, as of February 25, 2012, the Company carried approximately 30 days’ supply of grocery items, and price changes of these grocery items, such as cereal would normally occur no more than once or twice per year. Accordingly, taking into account days inventory on hand and cadence of price changes, there may be no impact of utilizing replacement cost over another inventory method even prior to the application of LIFO. The replacement method is identified by the American Institute of Certified Public Accountants (“AICPA”) task force issues paper file number 3175 section 2-12 through 2-15, as an approach compatible with the LIFO method of inventory valuation.

The following example illustrates the Company’s computation of LIFO inventory and shows the calculation starting with inventory at the current period replacement cost of $1.050 million under the FIFO methodology and its final recognition in the financial statements at $1.035 million, after LIFO reserve.

Pool: 1

	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
FISCAL YEAR	INVENTORY VALUED ON A FIFO BASIS	CUR. YR. DEFLATOR INDEX	CUMLTV. DEFLATOR INDEX	INVENTORY AT BASE PRICES	INC(DEC) AT BASE PRICES	CUMLTV. INFLATOR INDEX	PRICED INC(DEC)	INVENTORY VALUED ON A LIFO BASIS
2009	1,000,000	1.000000	1.000000	1,000,000	1,000,000	1.000000	1,000,000	1,000,000
2010	1,100,000	1.010000	1.010000	1,089,109	89,109	1.010000	90,000	1,090,000
2011	1,050,000	1.005000	1.015050	1,034,432	-54,677	1.010000	-55,224	1,034,776

Considering fiscal 2009 as the base year, and assuming all fiscal 2009 inventory is acquired at end of year, (A) represents FIFO inventory of $1.0 million with no inflation/deflation index (B). FIFO and LIFO inventory are equal.

Fiscal 2010 FIFO inventory on hand is $1.1 million at end of year, an increase of $100,000 on a FIFO basis. The current year index (B) and cumulative index (C) are 1.01 reflecting an increase in cost of 1%. Inventory balances are adjusted to base year prices (D) by applying the cumulative index to determine the impact of cost increases over base year levels [(A)/(C)] and the current year inventory increase at base year cost are determined (E). Current year inventory increases in base year costs are then converted to current year costs (G)=[(E)*(F)] to determine the current year inventory layer at current year cost and are added to the prior year existing base layer resulting in the fiscal 2010 LIFO inventory (H) as reported.

Fiscal 2011 FIFO inventory on hand is $1.05 million a decrease of $50,000 on a FIFO basis. The current year cost index is 1.005, reflecting an increase in cost of 1/2%. The cumulative index is 1.01505 reflecting the cumulative increase in cost over base year (1.05*1.01).

Inventory is adjusted to base year prices for the impact of cost increases over base year and the current year inventory decrease in base year cost are determined. Current year decreases in inventory as recorded in base year costs are converted to most recent layer costs (fiscal 2010 layer), and subtracted from prior year inventory to determine fiscal 2011 LIFO inventory.

As a result, FIFO inventory of $1,050,000 would be reported in the Company’s fiscal 2012 Consolidated Balance Sheet at $1,034,776 on a LIFO basis (i.e. subject to a LIFO reserve of $15,224).

Staff comment:

•	Tell us how you perform your lower of cost or market (LCM) test at year end with respect to each of your inventory methods and provide us your actual results as of the most recent fiscal year-end.

Company response:

The Company operates in the retail grocery channel and has significant wholesale distribution operations, focusing on food and related products. The retail and distribution operations are predicated on high volume and regular turnover of product. Substantially all of the Company’s inventory consists of finished goods.

The Company recognizes adjustments for lower of cost or market valuation when the utility of inventory has diminished. The Company undertakes weekly category level review of margin results, which would identify lower of cost or market valuation issues.

Based on the nature of the products sold and gross margin achieved, coupled with the fast turnover of inventory to be sold and corresponding low days supply on hand, the Company has not historically experienced lower of cost or market adjustments. Fast turnover and low days supply of inventory mitigate the risk of lower market prices in most instances and frequent product turnover aligns the valuation of inventory on hand with its market price. In addition, inventory valued by the Company under the LIFO method also carries a significant LIFO reserve, ($342 million or approximately 17.5% of the $1,948 million of FIFO inventory) which further reduces the risk of inventory as reported in the Company’s Consolidated Balance Sheets being stated above market.

As of February 25, 2012 and for the three fiscal years then ended, no inventory was subject to lower of cost or market adjustments.

Staff comment:

•

Explain to us how your inventory turns by product category (or relevant grouping category, if any) and how general level price inflation or deflation impacts the valuation of your ending inventory under each of your valuation methods used as well as the respective LCM tests.

Company response:

As stated above Company operates in the retail grocery channel and has significant wholesale distribution operations, focusing on food and related products. The retail and distribution operations are predicated on high volume and regular turnover of product. Substantially all of the Company’s inventory consists of finished goods.

The Company offers a wide variety of nationally advertised brand name and private label products, primarily including grocery (both perishable and nonperishable), general merchandise and health and beauty care, pharmacy and fuel.

The days supply of inventory on hand (“DSI”) for each group of similar products sold in the Traditional retail stores, Hard discount and Independent business operating segments as of February 25, 2012 and annual sales for the year ended February 25, 2012 consisted of the following:

Table 1 provided supplementally for which confidential treatment is requested.

On a combined basis, inventory determined under the LIFO method utilizing the replacement cost and weighted average cost methods represent 75% of total inventory. The following discussion focuses on these inventory approaches, as they are the most significant to the Company’s financial statements.

Inventory value determined utilizing replacement cost on a LIFO basis represents the largest component of the Company’s inventory and is predominantly composed of nonperishable inventory items. General price increases from inflation would normally result in higher per unit replacement cost on a FIFO basis. The LIFO reserve and ending LIFO inventory recognized would depend upon the aggregate of FIFO inventory. To the extent FIFO inventory is commensurate with base or prior year inventory layers, general price rises lead to increases in the LIFO reserve. The impact of the LIFO adjustment is to reduce inventory to the base year or prior year values. To the extent that FIFO inventory exceeds base or prior year layer inventory, a new layer is added, or conversely when FIFO inventory is less than base year, a layer is liquidated.

The LIFO adjustment, small number of days sales of inventory on hand, margin levels, and type of product reduce the risk associated with lower of cost or market valuation issues and accordingly impacts the nature and extent of lower of cost or market testing as previously described. To the extent certain categories have higher DSI, these categories are generally comprised of products with strong gross margins.

Inventory determined utilizing weighted average cost under the LIFO method represents the second largest component of the Company’s inventory and predominantly includes non-perishable inventory items.

General price rises from inflation would normally result in higher per unit weighted average cost on a FIFO basis. The LIFO reserve and ending LIFO inventory results depend upon the aggregate of FIFO inventory. To the extent FIFO inventory is commensurate with base or prior year layer inventory, general price rises lead to increases in the LIFO reserve, and the impact of the LIFO adjustment is to reduce inventory to the base year or prior year values. To the extent that FIFO inventory exceeds base or prior year layer inventory, a new layer is added, or conversely when FIFO inventory is less a layer is liquidated.

The LIFO adjustment, small number of days sales of inventory on hand, margin levels, and type of product reduce the risk associated with lower of cost or market valuation issues and accordingly impacts the nature and extent of lower of cost or market testing.

The Company has not experienced significant price deflation related to inventory determined by replacement cost or weighted average cost in accordance with the LIFO method. The Company does not have pools where the LIFO value exceeds the FIFO value.

Note 14 – Segment Information, page 63

2.	We note your response to comment 2 and are of the view that the Traditional Retail and Hard Discount operating segments should not be aggregated into one Retail food reportable segment. In this regard, there appears to be significant economic dissimilarities which would preclude aggregation of the Traditional Retail and Hard Discount operating segments under ASC 280-10-50-11. Accordingly, please revise your financial statements and MD&A section as appropriate.

Company response:

In response to the Staff’s comment, the Company acknowledges that disclosing disaggregated financial information for its Retail food operating segments may benefit financial statement users, and will revise future filings commencing with first quarter of fiscal 2013, to provide separate financial information for both of the Traditional retail stores and Hard discount operating segments.

The Company will also provide historical disaggregated segment information for fiscal 2012, 2011, 2010 in a future filing on Form 8-K shortly after filing its first quarter Form 10-Q, understanding that if the Company were to access the capital markets prior to its next annual Form 10-K filing, such information would have to be audited prior to effectiveness.

*        *        *         *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure. If you have any questions, please call me directly at 952-828-4082 or Todd Sheldon at 952-828-4062 or Jeff Steinle at 952-828-4154.

Sincerely,

/s/ Sherry M. Smith
Sherry M. Smith
Executive Vice President and Chief Financial Officer

cc:	Craig R. Herkert, Chief Executive Officer and President
Todd N. Sheldon, Senior Vice President, General Counsel and Corporate Secretary
Jeffrey J. Steinle, Vice President, Business Law
Irwin S. Cohen, Chairman of the Audit Committee
Gary L. Tygesson, Dorsey & Whitney LLP
John W. Atkinson, KPMG LLP

Supplementally Provided Information for which the Company Requests Confidential Treatment

1.	Table 1 – Days Supply of Inventory on Hand as of February 25, 2012 and Sales for the year ended February 25, 2012